82-35067

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN REPORTS CONTINUED ENCOURAGING DRILL RESULTS FROM ITS BRABANT LAKE ZINC DEPOSIT – 9.55 METRES OF 7.40% ZN AND 6.36 METRES OF 132.89 GRAMS PER TONNE SILVER

TORONTO, April 24, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today additional encouraging assay results from the drilling program currently underway on the Brabant Lake zinc deposit. Results have been received for drill holes BR-07-12A, BR-07-13, BR-07-14 and BR-07-15 and are presented in the table below.

Hole ID	Zone ID*	From	To	Length** (m)	Zn(%)	Cu(%)	Pb (%)	Ag (g/t)	Au (g/t)
12A	UZ	224.63	227.21	2.58	7.40	1.13	0.05	25.87	0.07
	LZ	236.70	246.25	9.55	7.40	0.60	0.07	20.06	0.17
13	UZ	247.40	258.30	4.51	3.48	1.16	0.46	51.90	0.73
	LZ	296.27	306.24	9.97	4.05	0.80	0.79	43.14	0.10
	FWZ	306.96	313.32	6.36	2.50	0.51	2.81	132.89	1.11
14	UZ	300.51	302.25	1.74	8.51	0.31	0.11	26.95	0.12
	LZ	338.98	342.12	3.04	10.91	1.87	0.06	63.31	0.12
15	UZ	197.27	205.86	8.59	7.12	0.65	0.04	17.77	0.01
	LZ	211.54	218.23	6.59	3.25	1.79	0.00	38.60	0.12
	LZ	223.88	224.99	0.54	24.43	0.13	0.00	5.2	0.14
	LZ	229.65	231.65	2.00	5.49	0.53	0.12	27.32	0.00

* Upper Zone (UZ), Lower Zone (LZ) and Footwall Zone (FWZ)
**down-hole length approximately 85% true width

In drill hole BR-07-12A the Upper Zone assayed **7.40% Zn over 2.58 metres** and the Lower Zone assayed **7.40% Zn over 9.55 metres**. The mineralized zones in BR-07-12A are separated by a relatively thin 9.49 metre interval of unmineralized metasedimentary rock.

Drill hole BR-07-13 intersected, **6.36 metres of 2.50% zinc, 2.81% lead, 0.51% copper, 132.89 g/t silver and 1.11 g/t gold**. This substantial interval of well developed Footwall Zone mineralization is similar to that contained in BR-07-08 which assayed **13.56 metres of 3.23% zinc, 0.84% lead, 0.55% copper, 52.58**

g/t silver and 0.15 g/t gold (see MAM Press Release dated January 22, 2007) which is approximately 20 metres away.

Drill holes BR-07-14 and BR-07-15 intersected typical intervals of Upper and Lower zone mineralization although in BR-07-15 some minor intrusive material has resulted in the mineralization being separated into three distinct intervals.

Extensions to holes BR-07-06 (84.0 metres) and BR-07-10 (117.0 metres) which were completed to test conductors detected by down-hole geophysics (see MAM Press Release dated February 26, 2007), beyond the end of the original holes, did not encounter significant mineralization.

Assay results for holes BR-07-16 to BR-07-20, inclusive are pending. Manicouagan Minerals has drilled at total of 7,371 metres at Brabant Lake since drilling commenced in November of 2006. Drilling on the property has been suspended for the spring run-off and will recommence on or about June 1, 2007. In the interim, results will be compiled, evaluated and a systematic drill program formulated to meet Manicouagan's objective of producing a recalculated resource estimate in late 2007 or early 2008.

A drill hole location plan, a table showing drill results to date as well as additional information on the project is available on the Company's website at www.manicouaganminerals.com.

The Brabant Lake zinc deposit consists of an inferred resource of **4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold** and was the subject of an NI 43-101 Technical Report completed by MPH Consulting Ltd. and dated September 15th, 2006. The Brabant Lake Technical Report can be viewed on the Company's website at www.manicouaganminerals.com. A copy can also be found with the Company's filings at www.sedar.com.

The Brabant Lake property consists of 21 contiguous claims registered as ML 5054 and is located immediately east of Highway 102 some 175 km from the all services community of La Ronge, Saskatchewan.

Exploration programs are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101. Manicouagan employs 43-101 compliant QA/QC procedures at all points in the sampling, handling, storage and shipment of samples. Blind standards and blanks are inserted into the sample sequence in the field. Analytical services are provided by TSL Laboratories of Saskatoon, Saskatchewan. Samples are crushed, riffle split and pulverized to yield a 250 gram pulp with ~ 95% -150 mesh. Ag, Cu, Pb and Zn assay is by multi-acid

digestion; samples for Ag (g/tonne) and base metals (%) are weighed at 0.5 g. Samples for Au fire assay/gravimetric are weighed at 1 AT (29.16 g). Details on analytical techniques employed by TSL Laboratories may be found on the laboratories' website at www.tsllabs.com.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators

(See Attached Sketch)


MANICOUAGAN MINERALS INC.
Brabant Lake Zinc Property
Saskatchewan, Canada
COMPLETED DIAMOND DRILLING
APRIL 2007
4,800
3,400
3,200
5,000
BR-06-2
BR-07-9
BR-07-10
BR-06-1
BR-07-11
BR07-19
BR-06-3
BR-07-13
BR07-18
BR07-17
BR07-16
BR-07-8
BR07-15
BR-07-12A
BR-06-4
BR-06-7
BR07-20
LEGEND
Grid Line
Drill Road
DDH Collar
Completed
In Progress
DDH Surface Trace
Completed
In Progress
metres
Projection: 2006 Cut Grid

BCS, updated April 18, 2007

END